Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Dana Hartz, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
September 20, 2012

Re:	PartnerRe Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-14356

Dear Mr. Rosenberg, Ms. Mast and Ms. Hartz:

PartnerRe Ltd. (the “Company”) has received the Staff’s comments contained in a letter to the Company dated September 4, 2012.  The Company discussed the matter with Dana Hartz and hereby requests an extension to October 8, 2012 for it to respond to the Staff’s comments.

If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (441) 294-5211.

Sincerely,

/s/ David Outtrim

David Outtrim

Cc: William Babcock

Via EDGAR Filing

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com	Direct Phone +441 294 5211 Direct Fax +441 292 3060 david.outtrim@partnerre.com